May 12, 2008

Mail Stop 4561

Mr. Zhenping Wang
President
Score One, Inc.
Level 25, Bank of China Tower
No. 1 Garden Road, Central
Hong Kong

> **Re:** **Score One, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 11, 2008**
> **File No. 0-26717**

Dear Mr. Wang:

We issued comments to you on the above captioned filing on April 16, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 26, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 26, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at 202-551-3432 if you have any questions.

Sincerely,

William H. Demarest IV
Staff Accountant